

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3010

May 13, 2009

Alfred P. West, Jr.
Chief Executive Officer
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456-1100

> **Re:** **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 25, 2009**
> **Proxy Statement ion Schedule 14A**
> **Filed April 16, 2009**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009**
> **Filed May 4, 2009**
> **File No. 000-10200**

Dear Mr. West:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Financial Statements and Notes

Note 5 – Fair Value Measurements, page 62

1. We note that you use pricing services to assist you in determining the fair value of your SIV securities. We also note that the company utilizes external pricing

services that incorporate market data, where available, or through the use of matrix pricing or other acceptable measures prices. Please tell us, and consider disclosing in future filings, the following:

- The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- Whether, and if so, how and why, you adjusted quotes or prices you obtained from these pricing services;

- The extent to which the pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- Whether the broker quotes are binding or non-binding; and

- The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, *Fair Value Measurements*.

2. We note that the underlying collateral of the SIV securities is mainly comprised of asset-backed securities and collateralized debt obligations. Please tell us the nature and type of assets underlying any asset-backed securities, for example, the types of loans (sub-prime, Alt-A, or home equity lines of credit) and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings.

3. We note that the underlying collateral that lack any market data are grouped by sector and valued using the most recent quoted price, which may be longer than one year, and adjusting that price by the percentage change in the respective sector using relative benchmarks. Please tell us the sectors and benchmarks that are used in determining the adjusted price of the collateral.

Proxy Statement filed on April 16, 2009

Executive Compensation, page 13

4. We note that you have revised your disclosure to disclose the reasons that Mr. West has received compensation that is different from the other officers in response to comment 7 of our letter dated May 16, 2008. However, we note that there is a significant difference between the compensation paid to Messrs. Ujobai and Klauder and the compensation paid to Messrs. McGonigle and Meyer, which is not explained. We also note that two executive officers receive salary increases while the other officers did not. Please refer to Release 33-8732A, Section II.B.1.

As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please tell us the reasons for the differences in the amounts of compensation awarded to the named executive officers. Please see Item 402(b)(2)(vii) of Regulation S-K. Please include this disclosure in future filings.

Base Salaries, page 13

5. In this section, you state that none of the named executive officers received an increase in base salary in 2008. However, on page 16, it appears that Messrs. West and Meyer received salary increases. Please tell us the reasons for this discrepancy and revise accordingly the disclosure in future filings.

Incentive Compensation, page 16

6. In response to comment 9 of our letter, we note that you provided additional disclosure regarding the unit goals. However, we note that you did not explain what you mean by the phrase "dampened accelerators and decelerators." Please tell us what you mean by this phrase and include this disclosure in your future filings.

7. We note that you have both threshold and target goals for each officer. Please tell us the threshold goals and bonus amounts for each NEO and discuss how you determined those amounts and the target amounts. Please include this disclosure in future filings.

Grants of Plan-Based Awards Table, page 17

8. In future filings please include both the threshold and target amounts in the table in accordance with Item 402(d) of Regulation S-K. Pease tell us how you intend to comply.

Form 10-Q for the quarter ended March 31, 2009

Item 4 – Controls and Procedures, page 39

9. We note your statement that your chief executive officer and your chief financial officer "have concluded the controls and procedures as of the end of the period covered by this report are *functioning effectively* to provide reasonable assurance that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported

within the time periods specified in the SEC's rules and forms." It is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Clarify to us whether your chief executive officer and your chief financial officer concluded that the company's disclosure controls and procedures, as of March 31, 2009, were effective or ineffective. Also confirm to us that in future filings your disclosure will state, in clear and unqualified language, your officers' conclusions regarding the effectiveness of your disclosure controls and procedures.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Alfred P. West, Jr.
Chief Executive Officer
SEI Investments Company
May 13, 2009
Page 5

You may contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 if you have questions regarding comments on matters relating to executive compensation. Please contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant